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ccreely@foley.com

November 13, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Attention: Tara Harkins, Lynn Dicker, Jimmy McNamara, and Joe McCann

Re:	Telomir Pharmaceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 16, 2023
CIK No. 0001971532

Dear Ms. Harkins, Ms. Dicker, Mr. McNamara, and Mr. McCann:

On behalf of Telomir Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Dr. Christopher Chapman, the Company’s Chief Executive Officer, dated November 1, 2023, relating to the above-referenced filing. Your comments are reproduced below in italicized bold text, followed by our responses on behalf of the Company. Please be advised that the Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 1 to Draft Registration Statement on Form S-1

Business Summary

Overview, page 1

1.	We note your response to comment 1 and re-issue in part. Please revise to explain briefly at first use the term “in situ.”

Response: Please be advised that the Company has revised the Registration Statement to include the definition of the term “in situ” in the “Glossary of Certain Scientific Terms” on page iv.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO salt lake city SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

November 13, 2023

2.

We note your disclosure that you “believe that TELOMIR-1 may effectively serve as a metal enzyme inhibitor of essential metals such as zinc and copper[]” and that “TELOMIR-1 may protect the stem cells by elongating and stimulating the telomeres to sustain self-renewal of stem cells.” Please revise your disclosure here and elsewhere to remove any implication that your product candidates will be safe or effective, as such conclusions are within the sole authority of the FDA and comparable foreign regulators.

Response: Please be advised that the Company has revised the language in various places in the Registration Statement to make clear that conclusions as to safety and efficacy are subject to approval by the FDA and comparable foreign regulators.

Intellectual Property, page 3

3.	We note your response to comment 4 and reissue our comment in part. Please revise your disclosure to provide further details about Mr. Williams’ scientific background, such as how he “developed extensive knowledge of tobacco alkaloid chemistry in the 1990’s” and the context surrounding how Mr. Williams came to work on the “development of techniques for preventing the formation of [TSNAs] during the tobacco curing process.” Please also clarify whether the 85 patents or patent applications for which Mr. Williams is a named inventor relate to the life sciences industry.

Response: Please be advised that the Company has revised the Registration Statement to include additional details regarding Mr. Williams’ scientific background. See pages 5 and 62 for the additional information. Further, please be advised that the Company has revised its disclosure on pages 5 and 62 relating to the patents and patent applications for which Mr. Williams is a named inventor and that relate to the life sciences industry.

Summary Risk Factors, page 4

4.	We note your response to comment 9. Please specify in the seventh bullet point that Dr. Chapman will be working on an as-needed basis.

Response: Please be advised that the Company has revised the seventh bullet point on page 4 to specify that Dr. Chapman will be working for the Company on a part-time and as-needed basis. Further, the Company has revised the title of the corresponding risk factor on page 12 to specify that Dr. Chapman will be working for the Company on a part-time and as-needed basis.

Risks Related to Our Operations and Financial Condition

Conflicts of interest may arise between us and MIRALOGX. , page 12

5.	We note your response to comment 11 and re-issue in part. Please tell us whether any other officers, directors or principal shareholders are affiliated with MIRALOGX.

Response: Please be advised that the Company has revised the Registration Statement to provide that Christos Nicholoudis, our General Counsel and a member of our board of directors, performs certain consulting work for MIRALOGX on an as-needed basis through his law firm. None of the other officers, directors, or principal shareholders are affiliated with MIRALOGX.

Risks Related to Our Intellectual Property

We may not be able to adequately protect our product candidates or our proprietary technology in the marketplace. , page 29

6.

We note your response to comment 5 and your revised disclosure on page 30 noting that you do not own the rights to the intellectual property and technology that will be used to commercially develop TELOMIR-1 and that MIRALOGX holds those patent rights through a “pending patent application.” Please revise your risk factor disclosure to explain the risks associated with not having patent coverage for the work you are conducting. Please also clarify here and elsewhere, as appropriate, that MIRALOGX has filed a nonprovisional patent application.

Response: Please be advised that the Company has revised the Registration Statement to include a risk factor associated with not having patent coverage for the work the Company is conducting. The Company has further revised the Registration Statement to clarify that MIRALOGX has filed a nonprovisional patent application.

November 13, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances including any stock options issued and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: For the information of the Staff, the Company has not to date granted any stock options or other equity compensation, and its historical financial statements do not include any stock compensation expense.

Business

Overview, page 46

8.	We note your response to prior comment 14 and your revised disclosure regarding the results of the study comparing the complexing abilities of TELOMIR-1 and doxycycline. Please revise your disclosure further to explain why TELOMIR-1 was compared with doxycycline in this regard.

Response: Please be advised that the Company has revised the Registration Statement to further explain why TELOMIR-1 was compared to doxycycline.

9.	We note your response to prior comment 15 and your revised disclosure regarding the results of your studies comparing the anti-cancer activities of TELOMIR-1 versus rapamycin. Please revise your disclosure further to explain why TELOMIR-1 was compared with rapamycin in this regard.

Response: Please be advised that the Company has revised the Registration Statement to further explain why TELOMIR-1 was compared to rapamycin.

In silico Affinity Studies, page 52

10.	We note your disclosure on page 52 that “[p]re-clinical studies demonstrate that TELOMIR-1 . . . turn[s] off the underlying cause of cancer development and growth.” Please revise your disclosure here to remove the implication that your product is safe or effective as such conclusions are within the sole authority of the FDA and comparable foreign regulators..

Response: Please be advised that the Company has revised the Registration Statement to make clear that conclusions as to safety and efficacy are within the sole authority of the FDA and comparable foreign regulators.

11.	We note your response to prior comment 18. We reissue our comment in part. Please revise your disclosure to clarify whether the pre-clinical studies described in this section were conducted with the assistance of any third parties.

Response: Please be advised that the Company has revised the Registration Statement to clarify that all pre-clinical studies were conducted with the assistance of third parties.

General

12.	Please ensure the writing is legible in the visual depictions throughout your draft registration statement. For example only, certain text on pages 48-50 is not legible.

Response: Please be advised that the Company has revised the Registration Statement to replace the illegible visual depictions and graphics with images and tables that are clearly legible.

November 13, 2023

Should you have any additional questions, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely
Curt P. Creely